Exhibit 12



                            Union Carbide Corporation and Subsidiaries
                                Ratio of Earnings to Fixed Charges
                                (Million of dollars, except ratios)

                                      Quarter
                                       Ended
                                   March 31, 1998       1997      1996      1995      1994      1993
       Income
Income (loss) of consolidated
companies before provision
for income taxes -
continuing operations                     205           966       845     1,259        471       227
Add (deduct):
  Capitalized interest                    (11)          (51)      (45)      (30)       (12)      (10)
  Preferred stock cash dividends
   of consolidated subsidiaries             0           (35)        0         0          0         0
  Dividends from less than 50%
   owned companies carried at equity        0             0         0         0          0         0
  UCC share of income (loss) before
   provision for income taxes of
   companies carried at equity (a)         (2)           29         4       105         79        32
  Amortization of capitalized interest      4            14        12        11         10        10
                                          196           923       816     1,345        548       259
       Fixed Charges
Interest on long & short-term debt         27            79        76        89         80        70
Capitalized interest                       11            51        45        30         12        10
Rental expense representative of
  an interest factor                        5            18        18        22         22        33
Preferred stock cash dividends of
  consolidated subsidiaries                 0            35         0         0          0         0
UCC share of fixed charges of
companies carried at equity (a)            29           110        63        52         28        26
       Total Fixed Charges                 72           293       202       193        142       139

Total adjusted income available
  for payment of fixed charges            268         1,216     1,018     1,538        690       398

Ration of Earnings to Fixed Charges       3.7           4.2       5.0       8.0        4.9       2.9

(a)  For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income of consolidated companies from continuing operations before provision for income taxes, before fixed charges, plus dividends from less than 50%-owned companies carried at equity and the registrant's share of pre-tax income of 50%-owned companies carried at equity, less net capitalized interest and preferred stock dividend requirements of consolidated subsidiaries.  Fixed charges comprise interest on long-term and short-term debt, capitalized interest, the portion of rentals representative of an interest factor, preferred stock dividend requirements of consolidated subsidiaries and the registrant's share of fixed charges of 50%-owned companies carried at equity.  The Company has a 45 percent equity investment in Equate Petrochemical
Company.  During 1998, 1997 and the last quarter of 1996, the Company severally guaranteed 45 percent of
Equate's long-term debt and working capital financing needs.  During the first three quarters of 1996, the
Company severally guaranteed up to $225 million of Equate's interim debt.  Interest associated with guarantees of outstanding borrowings totaled $17 million, $58 million and $13 million for the three months ended March 31, 1998 and the years ended December 31, 1997 and 1996, respectively, and have been included, along with the Company's equity in Equate's pre-tax losses for the same periods ended, in the calculation of the ratio of earnings to fixed charges.

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